Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-188812

Final Term Sheet

AMERICAN TOWER CORPORATION

Reopening of 3.40% Senior Notes due 2019 (the “2019 Notes”) and 5.00% Senior Notes due 2024

(the “2024 Notes”)

January 7, 2014

Issuer:	American Tower Corporation (“AMT”)

Coupon:	2019 Notes: 3.40% 2024 Notes: 5.00%

Principal Amount:

2019 Notes: $250,000,000 (which will have identical terms, be fungible with and be part of a single series of senior debt securities with the $750,000,000 principal amount of the 2019 Notes issued on August 19, 2013)

2024 Notes: $500,000,000 (which will have identical terms, be fungible with and be part of a single series of senior debt securities with the $500,000,000 principal amount of the 2024 Notes issued on August 19, 2013)

Maturity:	2019 Notes: February 15, 2019 2024 Notes: February 15, 2024

Price to Public:	2019 Notes: 102.940% (plus $3,329,166.67 of accrued interest from August 19, 2013) 2024 Notes: 102.458% (plus $9,791,666.67 of accrued interest from August 19, 2013)

Net Proceeds to Issuer Before Expenses:	2019 Notes: $255,850,000 (excludes $3,329,166.67 of accrued interest) 2024 Notes: $509,040,000 (excludes $9,791,666.67 of accrued interest)

Yield to Maturity:	2019 Notes: 2.777% 2024 Notes: 4.691%

Spread to Benchmark Treasury:	2019 Notes: T + 110 basis points 2024 Notes: T + 175 basis points

Benchmark Treasury:	2019 Notes: 1.500% UST due December 31, 2018 2024 Notes: 2.750% UST due November 15, 2023

Benchmark Treasury Spot and Yield:	2019 Notes: 99-05; 1.677% 2024 Notes: 98-12; 2.941%

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-188812

Ratings(1) (Moody’s / S&P / Fitch):	Baa3/ BBB-/ BBB (negative/stable/stable)

Interest Payment Dates:

2019 Notes: Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2014

2024 Notes: Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2014

Make-whole call:

2019 Notes: At any time at greater of Par and Make-Whole at discount rate of Treasury plus 30 basis points

2024 Notes: At any time at greater of Par and Make-Whole at discount rate of Treasury plus 35 basis points

Trade Date:	January 7, 2014

Settlement Date:	January 10, 2014

CUSIP/ISIN:	2019 Notes: 03027X AC4 / US03027XAC48 2024 Notes: 03027X AD2 / US03027XAD21

Use of Proceeds:	We intend to use the net proceeds (i) to repay existing indebtedness incurred under the 2012 Credit Facility and the 2013 Credit Facility and (ii) for general corporate purposes including to repay other existing indebtedness. Subject to the terms of our credit facilities, amounts outstanding thereunder that are repaid may be re-borrowed at a later date.

Capitalization:	On an “as further adjusted” basis, after giving effect to the receipt of approximately $763.8 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of $728 million of the net proceeds to repay existing indebtedness incurred under the 2012 Credit Facility and the 2013 Credit Facility.

Bookrunners:	Barclays Capital Inc. Goldman, Sachs & Co. RBC Capital Markets, LLC RBS Securities Inc. TD Securities (USA) LLC

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-188812

Senior Co-Managers:	BBVA Securities Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Santander Investment Securities Inc.

Co-Managers:

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

EA Markets Securities LLC

HSBC Securities (USA) Inc.

Mizuho Securities USA Inc.

SMBC Nikko Securities America, Inc.

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Term Sheet supplements the Preliminary Prospectus Supplement dated January 7, 2014 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the bookrunners can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or by e-mailing barclaysprospectus@broadridge.com, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or by e-mailing prospectus-ny@ny.email.gs.com, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or by e-mailing usdebtcapitalmarkets@rbccm.com, RBS Securities Inc. toll-free at 1-866-884-2071 and TD Securities (USA) LLC at 1-855-495-9846 or by e-mailing TDNYDCM@tdsecurities.com.